UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
Black Knight Financial Services, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
09214X100
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09214X100	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fidelity National Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 83,309,940 (1)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 83,309,940 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,309,940 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.1% (2)
12	TYPE OF REPORTING PERSON* CO
(1) Represents shares of Class B common stock, par value $0.0001 per share (the "Class B common stock"), of the Issuer. The Reporting Person has a right to exchange shares of the Class B common stock, together with an equal number of membership interests of Black Knight Financial Services, LLC (“BKFS LLC”), on a one-for-one basis for shares of Class A common stock of the Issuer.
(2) Calculated based on (i) 67,985,680 shares of Class A common stock outstanding on October 29, 2015, as reported in the Issuer’s Form 10-Q filed on October 30, 2015, and (ii) assuming the exchange of 83,309,940 shares of Class B common stock and an equivalent number of membership interests of BKFS LLC into 83,309,940 shares of Class A common stock.

CUSIP No. 09214X100	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Black Knight Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 75,817,079 (1)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 75,817,079 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,817,079 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 52.7% (2)
12	TYPE OF REPORTING PERSON* CO
(1) Represents shares of Class B common stock, par value $0.0001 per share (the "Class B common stock"), of the Issuer. The Reporting Person has a right to exchange shares of the Class B common stock, together with an equal number of membership interests of Black Knight Financial Services, LLC (“BKFS LLC”), on a one-for-one basis for shares of Class A common stock of the Issuer.
(2) Calculated based on (i) 67,985,680 shares of Class A common stock outstanding on October 29, 2015, as reported in the Issuer’s Form 10-Q filed on October 30, 2015, and (ii) assuming the exchange of 75,817,079 shares of Class B common stock and an equivalent number of membership interests of BKFS LLC into 75,817,079 shares of Class A common stock.

CUSIP No. 09214X100	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) FNTG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,492,861 (1)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,492,861 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,492,861 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12	TYPE OF REPORTING PERSON* OO
(1) Represents shares of Class B common stock, par value $0.0001 per share (the "Class B common stock"), of the Issuer. The Reporting Person has a right to exchange shares of the Class B common stock, together with an equal number of membership interests of Black Knight Financial Services, LLC (“BKFS LLC”), on a one-for-one basis for shares of Class A common stock of the Issuer.
(2) Calculated based on (i) 67,985,680 shares of Class A common stock outstanding on October 29, 2015, as reported in the Issuer’s Form 10-Q filed on October 30, 2015, and (ii) assuming the exchange of 7,492,861 shares of Class B common stock and an equivalent number of membership interests of BKFS LLC into 7,492,861 shares of Class A common stock.

CUSIP No. 09214X100	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fidelity National Title Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,492,861 (1)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,492,861 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,492,861 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12	TYPE OF REPORTING PERSON* CO
(1) Represents shares of Class B common stock, par value $0.0001 per share (the "Class B common stock"), of the Issuer. The Reporting Person has a right to exchange shares of the Class B common stock, together with an equal number of membership interests of Black Knight Financial Services, LLC (“BKFS LLC”), on a one-for-one basis for shares of Class A common stock of the Issuer.
(2) Calculated based on (i) 67,985,680 shares of Class A common stock outstanding on October 29, 2015, as reported in the Issuer’s Form 10-Q filed on October 30, 2015, and (ii) assuming the exchange of 7,492,861 shares of Class B common stock and an equivalent number of membership interests of BKFS LLC into 7,492,861 shares of Class A common stock.

CUSIP No. 09214X100	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chicago Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,535,429 (1)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,535,429 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,535,429 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (2)
12	TYPE OF REPORTING PERSON* CO
(1) Represents shares of Class B common stock, par value $0.0001 per share (the "Class B common stock"), of the Issuer. The Reporting Person has a right to exchange shares of the Class B common stock, together with an equal number of membership interests of Black Knight Financial Services, LLC (“BKFS LLC”), on a one-for-one basis for shares of Class A common stock of the Issuer.
(2) Calculated based on (i) 67,985,680 shares of Class A common stock outstanding on October 29, 2015, as reported in the Issuer’s Form 10-Q filed on October 30, 2015, and (ii) assuming the exchange of 4,535,429 shares of Class B common stock and an equivalent number of membership interests of BKFS LLC into 4,535,429 shares of Class A common stock.

CUSIP No. 09214X100	13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fidelity National Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,957,432 (1)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,957,432 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,957,432 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2% (2)
12	TYPE OF REPORTING PERSON* CO
(1) Represents shares of Class B common stock, par value $0.0001 per share (the "Class B common stock"), of the Issuer. The Reporting Person has a right to exchange shares of the Class B common stock, together with an equal number of membership interests of Black Knight Financial Services, LLC (“BKFS LLC”), on a one-for-one basis for shares of Class A common stock of the Issuer.
(2) Calculated based on (i) 67,985,680 shares of Class A common stock outstanding on October 29, 2015, as reported in the Issuer’s Form 10-Q filed on October 30, 2015, and (ii) assuming the exchange of 2,957,432 shares of Class B common stock and an equivalent number of membership interests of BKFS LLC into 2,957,432 shares of Class A common stock.

CUSIP No. 09214X100	13G	Page 8 of 10 Pages

Item 1(a):    Name of Issuer:
The name of the issuer is Black Knight Financial Services, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”).
Item 1(b):    Address of Issuer's Principal Executive Offices:
The Issuer's principal executive office is located at 601 Riverside Avenue, Jacksonville, FL 32204.
Item 2(a):    Name of Person Filing:
This Schedule 13G is filed by Fidelity National Financial, Inc. (“FNF”), Black Knight Holdings, Inc. ("Black Knight Holdings"), FNTG Holdings, LLC ("FNTG Holdings"), Fidelity National Title Group, Inc ("FNTG Inc."), Chicago Title Insurance Company ("Chicago Title"), and Fidelity National Title Insurance Company ("FNTIC" collectively, "Reporting Persons"). Each of Black Knight Holdings, FNTG Holdings, FNTG Inc., Chicago Title, and FNTIC is a wholly-owned subsidiary of FNF.

Item 2(b):	Address of Principal Business Office or, if None, Residence:
The addresses of the principal business offices of the Reporting Persons is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204.
Item 2(c):    Citizenship:
FNF, Black Knight Holdings, and FNTG Inc. are Delaware corporations; FNTG Holdings is a Delaware limited liability company; Chicago Title is a Nebraska corporation; and FNTIC is a California corporation.
Item 2(d):    Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share (“Common Stock”).
Item 2(e):    Cusip Number
09214X100
Item 3:    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4:    Ownership:
The beneficial ownership of the Reporting Persons as of the date of this Schedule 13G is as follows:
(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to the Schedule 13G are incorporated herein by reference. As of December 31, 2015, each Reporting Person holds the number of shares of Class B common stock of the Issuer, and an equal number of membership interests of Black Knight Financial Services, LLC, which together may be exchanged on a one-for-one basis for shares of Class A common stock of the Issuer.

CUSIP No. 09214X100	13G	Page 9 of 10 Pages
The breakdown of the ownership by Reporting Person is as follows (amount beneficially owned; percentage of class):

•	Fidelity National Financial, Inc. - 83,309,940; 55.1%

•	Black Knight Holdings, Inc. - 75,817,079; 52.7%

•	FNTG Holdings, LLC - 7,492,861; 9.9%

•	Fidelity National Title Group, Inc - 7,492,861; 9.9%

•	Chicago Title Insurance Company - 4,535,429; 6.3%

•	Fidelity National Title Insurance Company - 2,957,432; 4.2%
Item 5:    Ownership of Five Percent or Less of a Class:
N/A
Item 6:    Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7:    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A
Item 8:    Identification and Classification of Members of the Group:
N/A
Item 9:    Notice of Dissolution of Group:
N/A
Item 10:    Certification:
N/A

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 16, 2016	FIDELITY NATIONAL FINANCIAL, INC.
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated:	February 16, 2016	BLACK KNIGHT HOLDINGS, INC.
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated:	February 16, 2016	FNTG HOLDINGS, LLC
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated:	February 16, 2016	FIDELITY NATIONAL TITLE GROUP, INC.
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated:	February 16, 2016	CHICAGO TITLE INSURANCE COMPANY
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated:	February 16, 2016	FIDELITY NATIONAL TITLE INSURANCE COMPANY
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary